Exhibit 99.1
1Q2023 Operating Results of Shinhan Financial Group

On April 27, 2023, Shinhan Financial Group released its operating results for 1Q 2023. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be reviewed by our independent auditor. As figures provided have not yet been fully reviewed by our independent auditor, contents are subject to change in the due course of the reviewing process.

1. Operating Results of Shinhan Financial Group (consolidated)

				(KRW million)
Item		1Q 2023	4Q 2022	QoQ Change (%)	1Q 2022	YoY Change (%)
Revenue*	Specified Quarter	18,981,905	3,253,900	483.36	13,378,684	41.88
	Cumulative	18,981,905	58,657,842	-	13,378,684	41.88
Operating Income	Specified Quarter	1,756,186	580,139	202.72	1,884,506	-6.81
	Cumulative	1,756,186	5,905,564	-	1,884,506	-6.81
Income before Income Taxes	Specified Quarter	1,856,763	470,110	294.96	1,909,681	-2.77
	Cumulative	1,856,763	6,366,626	-	1,909,681	-2.77
Net Income	Specified Quarter	1,414,343	385,790	266.61	1,405,038	0.66
	Cumulative	1,414,343	4,755,514	-	1,405,038	0.66
Net Income Attributable to Controlling Interest	Specified Quarter	1,387,958	358,870	286.76	1,384,818	0.23
	Cumulative	1,387,958	4,665,643	-	1,384,818	0.23

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

* The financial figures for periods starting January 1, 2023 have been stated in accordance with K-IFRS No.1117, ‘Insurance Contracts’. The figures for periods starting January 1, 2022 have been restated for the purpose of improved comparability.

2. Operating Results of Shinhan Bank (consolidated)

					(KRW million)
Item		1Q 2023	4Q 2022	QoQ Change (%)	1Q 2022	YoY Change (%)
Revenue*	Specified Quarter	11,831,839	216,302	5370.06	7,474,166	58.30
	Cumulative	11,831,839	35,514,461	-	7,474,166	58.30
Operating Income	Specified Quarter	1,227,701	652,829	88.06	1,163,842	5.49
	Cumulative	1,227,701	4,162,750	-	1,163,842	5.49
Income before Income Taxes	Specified Quarter	1,239,831	595,832	108.08	1,177,467	5.30
	Cumulative	1,239,831	4,107,626	-	1,177,467	5.30
Net Income	Specified Quarter	931,633	452,690	105.80	863,295	7.92
	Cumulative	931,633	3,045,732	-	863,295	7.92
Net Income Attributable to Controlling Interest	Specified Quarter	931,548	452,530	105.85	863,092	7.93
	Cumulative	931,548	3,045,013	-	863,092	7.93

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

				(KRW million)
Item		1Q 2023	4Q 2022	QoQ Change (%)	1Q 2022	YoY Change (%)
Revenue*	Specified Quarter	1,360,919	755,435	80.15	1,147,246	18.62
	Cumulative	1,360,919	4,761,181	-	1,147,246	18.62
Operating Income	Specified Quarter	203,233	76,696	164.99	233,831	-13.09
	Cumulative	203,233	765,041	-	233,831	-13.09
Income before Income Taxes	Specified Quarter	203,953	75,438	170.36	237,738	-14.21
	Cumulative	203,953	836,731	-	237,738	-14.21
Net Income	Specified Quarter	167,216	55,233	202.75	176,532	-5.28
	Cumulative	167,216	644,555	-	176,532	-5.28
Net Income Attributable to Controlling Interest	Specified Quarter	166,710	53,707	210.41	175,946	-5.25
	Cumulative	166,710	641,368	-	175,946	-5.25

* Represents the sum of interest revenues, fees and commissions revenues, and other operating revenues

4. Operating Results of Shinhan Life (consolidated)

				(KRW million)
Item		1Q 2023	4Q 2022	QoQ Change (%)	1Q 2022	YoY Change (%)
Revenue*	Specified Quarter	1,864,745	903,026	106.50	1,600,516	16.51
	Cumulative	1,864,745	6,313,660	-	1,600,516	16.51
Operating Income	Specified Quarter	186,841	47,813	290.77	188,157	-0.70
	Cumulative	186,841	550,579	-	188,157	-0.70
Income before Income Taxes	Specified Quarter	174,357	36,405	378.94	183,426	-4.94
	Cumulative	174,357	532,906	-	183,426	-4.94
Net Income	Specified Quarter	133,812	79,000	69.38	138,620	-3.47
	Cumulative	133,812	449,392	-	138,620	-3.47
Net Income Attributable to Controlling Interest	Specified Quarter	133,812	79,000	69.38	138,620	-3.47
	Cumulative	133,812	449,392	-	138,620	-3.47

* Represents operation revenues on financial statement

* The financial figures for periods starting January 1, 2023 have been stated in accordance with K-IFRS No.1117, ‘Insurance Contracts’. The figures for periods starting January 1, 2022 have been restated for the purpose of improved comparability.